December 4, 2019

Via EDGAR

Attn: Geoff Kruczek

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation
Registration Statement on Form F-1
Filed September 4, 2019
File No. 333-233613

Dear Mr. Kruczek:

In response to your letter dated September 27, 2019, concerning the deficiencies in our registration statement on Form F-1, we provide the following responses:

Form F-1 filed September 4, 2019

Prospectus Cover Page, page 3

1.

We note the reference to the Nasdaq Global Market. If you have not yet begun the application process for a listing or if you do not meet the listing criteria, please revise to remove reference or move the reference to a less prominent section of your document where you can explain in context that you have not begun the application process or do not meet the listing criteria. You may, instead, revise your prospectus cover to refer generically to a national securities exchange, the OTC Bulletin Board, or the OTCQX or OTCQB marketplace of OTC Link, as appropriate.

ANSWER:

We have removed the reference to Nasdaq Global Market and amended our disclosure accordingly.

Prospectus, page 3

2.

Please revise your prospectus substantially to comply with the requirements of Items 1, 2 and 3 of Form F-1. In this regard, note that your risk factors disclosure must immediately follow your one-page prospectus cover or prospectus summary, and any such prospectus summary should be brief as required by Regulation S-K Item 503. Also note the requirements of Regulation S-K Item 502. When you revise in response to this comment, if you elect to retain the current graphics in an appropriate section of your document, please ensure that they clearly and accurately reflect your business. For example, the first graphic appears to suggest that you make robots. Also, it appears from subsequent disclosure that many of the products depicted have not yet been manufactured and sold by you.

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ANSWER:

We have amended our disclosure accordingly.

Prospectus Summary, page 15

3.

Please expand the disclosure on page 17 to clarify what is "[y]our proposed business plan." Also clarify how the $10 million to which you refer will advance that plan, including the purposes to which those funds will be put. Include specifics about what you hope to accomplish and hurdles to what you plan to achieve.

ANSWER:

We have expanded our disclosure accordingly.

Our Company, page 17

4.

Please clarify the "continual growth" and "German standards" referenced in the first paragraph. Also, in the paragraph numbered 1, explain how Fortschritt is a "long-tenured and well-known German company" when the preceding sentence indicates that you recently founded it.

ANSWER:

We have revised our disclosure accordingly.

Company Profile, page 18

5.

Disclose the source of the "exclusive use, manufacturing, and sales and marketing rights" referenced in the first paragraph. Also clarify the nature of the rights you say you hold. For example, do you hold or license patents from the entity you refer to as MAFA? File any material contracts as exhibits. It is unclear from your disclosure how you hold "exclusive" rights related to Fortschritt, given your disclosure regarding the break-up and shutdown of the original companies, that MAFA holds all intellectual property of the original companies and disclosure on page 22 that MAFA has used designs for OEM products for other companies.

ANSWER:

The rights are derived through a Brand Licensing & Technology Transfer Agreement between Registrant and MAFA. The agreement is disclosed as Exhibit 10.1 to the company’s registration statement.

6.	We note comparative statements of product superiority to existing Chinese equipment, such as on page 22. Clarify whether the basis of these statements relate to products you currently produce.

ANSWER:

Yes, the company currently produces 2 kinds of machines:

Machine:		Chinese competitor (both are market leader):

-	K868	Lovol
-	K838	Zoomlion

7.	Given the nature of your operations, please tell us the impact of seasonality on your business.

ANSWER:

We have amended our disclosure accordingly.

Initial Product, page 26

8.	If the pictures on this and the following page are not your actual facilities, as indicated by the first sentence on page 27, please revise to remove any implication to the contrary.

ANSWER:

The pictures are showing our current facilities.  We started to prepare our new workshops in 2017. Inside of the building, the electricity, the lights, the floor, and the offices were built according to European standards. You can see more pictures at our website:

http://www.itc-group.biz.

http://www.fortschritt.cn

http://www.cssctp.com

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9.

Refer to the disclosures on pages 31 and 32, which appear to be in a foreign language. Please see Rule 403 regarding requirements as to language. Please also describe the scope and duration of the patent and clarify whether and, if so, the amount of subsidies you receive.

ANSWER:

The documents are in the language from the Chinese authorities. English translations are disclosed as exhibits to our amended registration statement. The company does not currently receive any subsidies.

The Fortschritt K868 In Comparison to Competitors, page 58

10.	Disclose the basis for comparative graphics on this page and page 59.

ANSWER:

The company has removed the above-mentioned comparative graphics.

Company Profile, page 60

11.

Please clarify the relationship between CSSC-Technical Products Ltd. and Qingdao CSSC Co. Ltd. Also clarify the relationship between Fortschritt Ltd. mentioned on page 17, Fortschritt Agritech mentioned on page 18, Fortschritt China mentioned on page 28, and Fortschritt mentioned on page 31.

ANSWER:

We have amended our disclosure to clarify the entity names.

Risk Factors, page 74

12.

As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

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ANSWER:

We have added an appropriate risk factor.

13.	Please provide us your analysis of whether you face risks of being a resident enterprise under laws in the jurisdiction you operate. Also:

•	Tell us whether laws in the jurisdiction you operate governing your industry or structure create material risks.
•	In an appropriate section of your document, provide the disclosure required by Form 20-F Item 10.E.

ANSWER:

We have added an appropriate risk factor.

Results of Operations, page 84

14.

Please revise to clarify the impact that changes in price, volume and new products had on your revenues for each period presented. Please also revise to clarify the relative proportion of your revenues and gross profit attributable to each of the businesses in which you are engaged, including Fortschritt, CSSC and PlanET.

ANSWER:

The Company advises the Staff that the Company did not have price change for all products or sales of new products during the periods presented. Increase or decrease in the Company’s revenue is mainly driven by changes in product quantities sold during the period presented.

In response to the Staff's comment, the Company has revised and expanded disclosures, on page 84 and page 86, Management Discussion and Analysis of its Form F-1/A.

The Company advises the Staff that Fortschritt and PlanET did not have revenue during the period presented.

In response to the Staff's comment, the Company has revised and expanded disclosures, on page 84, Management Discussion and Analysis of its Form F-1/A.

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Cash Flows and Working Capital, page 87

15.

Please reconcile your disclosure in the second paragraph regarding sufficiency of funds with your other disclosures, such as on page 74, that you need $10 million to finance planned operations for the next 12 months.

ANSWER:

In response to the Staff's comment, the Company has revised disclosures, on page 87, Management Discussion and Analysis and on page F-8, footnote of its Form F-1.

Lease commitments, page 89

16.	In an appropriate section of your document, please provide the disclosure required by Form 20-F Item 4.D. Also file as exhibits related contracts as required by Regulation S-K Item 601(b)(10).

ANSWER:

In response to the Staff's comment, the Company has expanded disclosures, on page 89, Management Discussion and Analysis of its Form F-1/A.

Capital Expenditures, page 90

17.	Please clarify the nature of the capital expenditures you made for the periods presented.

ANSWER:

In response to the Staff's comment, the Company has expanded disclosures, on page 90, Management Discussion and Analysis of its Form F-1/A.

Exemptions Under the Jumpstart Our Business Startups Act, page 96

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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ANSWER:

There have been and will be no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration.

Business Experience, page 98

19.

Please clarify the nature of the business experience that you disclose. We note, for example, that you highlight Dr. Scholz's experience with Tesla but it is unclear in what role he served. Please also revise to clarify the "multiple publicly traded companies" for which Mr. Befumo served and the dates of the business experience listed for Messrs. Gallo, Krueger and Benoliel. Also, the first name of Dr. Scholz, as disclosed here, differs from the name on pages 82, 90 and 113. Please revise or advise.

ANSWER:

Audit Committee and Financial Expert, page 101

20.	Please revise to identify the members of your audit committee.

ANSWER:

We have revised our disclosure in this section to identify the members of the company’s audit committee.

Summary Compensation Table, page 102

21.	Please include all compensation disclosure required by Form 20-F Item 6.B.

ANSWER:

We have amended our disclosure accordingly.

Selling Shareholders, page 103

22.

Please identify which selling shareholders are broker-dealers, and tell us whether those selling shareholders received the offered securities as compensation for underwriting activities. Also, please tell us which selling shareholders are affiliates of a broker-dealer, and disclose, if true, that such selling shareholders acquired the offered securities in the ordinary course of business and, at the time they acquired the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

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ANSWER: None of the selling shareholders are broker-dealers or affiliates of broker-dealers. None of the selling shareholders received the offered securities as compensation for underwriting activities.

Determination of Offering Price, page 110

23.	Please reconcile your disclosure here and under the following heading regarding the offering price with your disclosure on your prospectus cover page.

ANSWER:

We have amended our disclosure in this section to be consistent with our prospectus cover page.

Outstanding Share Data, page 112

24.	Please ensure that your disclosure is current and complete. We note for example the convertible and exercisable securities mentioned on pages F-18 and F-21.

ANSWER:

We have amended our disclosure accordingly.

Ordinary Shares, page 113

25.	Please disclose Section 2.2 on the second page numbered 1 in Exhibit 3.1, including any material risks that provision presents to shareholders.

ANSWER:

We have amended our disclosure accordingly.

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Major Shareholders and Related Party Transactions, page 113

26.	Please provide all disclosure required by Item 7.B of Form 20-F. We note for example the transactions mentioned on page F-18.

ANSWER:

We have amended our disclosure accordingly.

Security Ownership…, page 113

27.

Please update the information in this section to be as of the most recent practicable date. We note the reference to November 10, 2018. Please also revise to include a row for each person mentioned in Form 20-F Item 6.E, and ensure that the information on this table is reconcilable to the information in your table beginning on page 104. Further, please tell us which directors received the 2,000 shares mentioned on page 118.

ANSWER:

We have amended our disclosure accordingly.

Financial Statements

Combined Statements of Operations and Comprehensive Income (Loss), page F-4

28.	Please revise to only reflect your loss per share information to two decimal places to avoid giving the impression of more precision than exists.

ANSWER:

We have amended our disclosure accordingly.

General, page F-8

29.

We note that you do not have any disclosures or an accounting policy for segment reporting. Please revise to provide the disclosures required by ASC 280-10-50-20 or explain to us the reason these disclosures are not required.

ANSWER:

The Company has included disclosures in Management’s Discussion and Analysis and page F-12, notes to the financial statements.

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For the basis of conclusion indicated in the accounting policy above, the Company’s subsidiaries Fortschritt and PlanET has not engaged in substantial business and no revenue incurred for the period presented in the Form F-1. Therefore, these two subsidiaries did not pass quantitative thresholds under ASC 280-10-50-12 and the Company believes these two subsidiaries should not be treated as reportable segment to be disclosed.

Industrial Technical Corporation, Ltd. (HK) (“ITC-HK”), subsidiary of the Company does not have production facility; its principal activity is trading of the precision parts of agricultural equipment and machinery. Because of similar characters between Qingdao CSSC Co. Ltd and ITC-HK, the Company aggregate them into one operating segment.

The Company’s chief operating decision maker, CEO determined that the Company has a single reportable segment operated under Qingdao CSSC Co. Ltd. (“CSSC”) and this segment represents primary operating facility for machinery parts production and sales.

The Company has included, and will continue to include, in its Management's Discussion and Analysis and Notes to Consolidated Financial Statements the factors that the Company believes are meaningful to an understanding of its business segment. The Company will continue to evaluate its disclosures in light of the impact of new or existing business.

Note 2 – Summary of significant accounting policies

Principle of Consolidation, page F-8

30.

We note that you have a 100% ownership in each of your four subsidiaries. Please explain to us why you have presented combined rather than consolidated financial statements of the registrant and its subsidiaries. Refer to ASC 810-10-55-1B. In addition, clarify for us any changes in the ownership interests of these subsidiaries during the periods presented prior to the March 16, 2018 share exchange.

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ANSWER:

The Company has revised combined financial statement to consolidated financial statement throughout its Form F-1.

The Company advises the Staff that no changes incurred in ownership interests of these subsidiaries during the periods presented prior to the March 16, 2018 share exchange.

Recently issued accounting pronouncements, page F-15

31.

The effective dates you have identified for ASC 842 are not consistent with the accounting standard and the extended transition period which you elected. Please revise your disclosure to identify the correct effective dates for your adoption of ASC 842. In addition, revise your disclosure to indicate whether or not you have adopted the accounting pronouncements described below.

ANSWER:

The Company has revised its disclosures accordingly.

Note 13 – Subsequent Event, page F-21

32.	We note that you disclose issuances of convertible promissory notes at a discount to the market price of your shares and the sale of common shares that may result in the issuance of additional shares based on the closing price of your stock on the first day of trading on any major U.S. stock exchange. Please explain to us your expected accounting treatment for these transactions.

ANSWER:

Convertible promissory notes:

The Company advises the Staff that the Company has sole discretion to settle debt with cash or common stock share. The conversion feature would not be considered substantive at issuance date as the holder has no ability to exercise the conversion feature.

The Company accounts for convertible debt instruments with embedded conversion features in accordance with ASC 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Under ASC 470-20, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the difference between the fair value of the underlying common stock at the commitment date and the embedded effective conversion price.

Issuance of additional shares based on future price:

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The Company advises the Staff that the Company consider the contingency share issuable subsequent to national securities exchange listing as remote event. The Company intends to seek a market maker to file an application with the Financial Industry Regulatory Authority to receive a stock symbol in order for such market makers to post a bid and ask on a national securities exchange . We do not currently have a market maker who is willing to post quotations for our ordinary shares, and there can be no assurance that an active trading market for our shares will develop, or if developed, that it will be sustained; therefore, the Company believe its listing approval in major stock exchange is remote. The Company will continuously assess the event and recognize the liability at the fair value if the event is probable under ASC 450-20.

Undertakings, page 119

33.	Please provide the undertaking required by Regulation S-K Item 512(h).

ANSWER:

We have amended this section accordingly.

Signatures, page 120

34.	Please include the signatures of a majority of your board of directors below the second paragraph of text required on the Form F-1 Signatures page. Also:

•	Indicate below that paragraph of text who is signing your document in the capacity of controller or principal accounting officer;
•	Include the signature of your authorized representative in the United States.

ANSWER:

We have amended our disclosure in this section accordingly.

Yours truly,

/s/ Andreas Spiegler

Andreas Spiegler, President and Chairman of the Board

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